Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2013	2012
Income from continuing operations before income taxes	$3,367	$3,122
Adjustment for companies accounted for by the equity method	(2)	(15)
Less: Capitalized interest	(29)	(27)
Add: Amortization of capitalized interest	28	28
	3,364	3,108
Fixed charges:
Interest and debt expense	340	347
Capitalized interest	29	27
Rental expense representative of interest factor	91	77
	460	451
Total adjusted earnings available for payment of fixed charges	$3,824	$3,559
Number of times fixed charges earned	8.3	7.9